VIA EDGAR

October 9, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Sergio Chinos

Re:	Mallard Acquisition Corp.
Registration Statement on Form S-1, as amended Filed on September 21, 2020
File No. 333-248939

Dear Mr. Chinos:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Chardan Capital Markets LLC, acting as representative of the underwriters, hereby joins Mallard Acquisition Corp. in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4.00 pm, Eastern Time, on October 13, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated September 21, 2020 to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CHARDAN CAPITAL MARKETS LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Managing Director